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SECURITI 06005643 SION

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SEC MAIL PROCESSING SECTION
2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** AND ENDING **12/31/2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 12th
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric LeGoff **646-674-2020**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *of individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William Maw**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Liquidnet, Inc.** as of **December 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Notary Public

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 20 07

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☒ (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2005

Liquidnet, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2006

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 27,590,229
Investment securities, at fair value	2,900,000
Receivable from clearing broker	5,068,535
Income taxes due from Parent	2,280,194
Due from affiliate	121,172
Other assets	89,953
Total assets	$ 38,050,083
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 1,345,552
Accrued compensation	2,915,613
Due to Parent	5,009,375
Total liabilities	9,270,540
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	18,178,491
Retained earnings	10,601,051
Total stockholder's equity	28,779,543
Total liabilities and stockholder's equity	$ 38,050,083

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has two affiliates, Liquidnet Europe Limited, based in London, and Liquidnet Canada Inc., based in Toronto. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

As of December 31, 2005, cash equivalents of $27,181,069 are held in two money market funds.

Investment Securities

Investment securities consist of investments in floating rate redeemable municipal bonds of $2,900,000. These municipal bonds have stated maturities ranging from 26 to 32 years.

All of the investment securities are held by a major financial institution.

Income Taxes

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Receivable from Clearing Broker

Receivable from clearing broker represents amounts on deposit with the Company's clearing broker of $1,531,904 and commissions receivable for customer security transactions of $3,536,631. In accordance with the Clearing Agreement, the clearing broker has the right to charge the

Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due from Affiliate

Due from affiliate represents the net of amounts payable to and receivable from Liquidnet Europe Limited. The receivable arises from commission revenue net of associated costs in connection with trades executed by the affiliate on behalf of the Company. The payable is from commission revenue net of associated costs in connection with trades executed by the Company on behalf of the affiliate.

Other Assets

Other assets primarily consist of prepaid insurance of $13,089 and other prepaid expenses of $57,244.

Fair Value of Financial Instruments

All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commissions

Commissions and related clearing fees are recorded on a trade-date basis.

Pursuant to soft dollar agreements between the Company's customers and third party research providers ("Providers"), the Company collects on behalf of, and remits payments to such Providers, relating to transactions generated by customers as part of these soft dollar arrangements. As of December 31, 2005, amounts owed to the Providers for such soft dollar arrangements totalled $1,326,654, which is reflected in the accounts payable balance on the statement of financial condition.

3. Net Capital Requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2005, the Company's net capital was $25,686,603, which was $25,068,567 in excess of its minimum requirement of $618,036. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.36 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 because all customer transactions are cleared through its clearing broker on a fully disclosed basis.

4. Income Taxes

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded by the Company is computed on a separate company basis.

At December 31, 2005, the Company will receive an income tax return benefit due to the exercise of non-qualified stock options of the Parent by employees of the Company. The income tax return benefit results from compensation expense deductible for income tax purposes that is in excess of the compensation expense recorded in the statement of income. This amount is debited to income taxes due from Parent on the statement of financial condition and credited to additional paid-in capital.

5. Related Party Transactions

The Company has entered into license and management fee agreements with its Parent. In connection with the license fee agreement, the Company pays its Parent a monthly license fee, for the development, maintenance and licensing of the electronic brokerage trading system developed by the Parent. For the year ended December 31, 2005, this monthly license fee was charged at $10,000 per installed member of the Company at the end of each month. Under the management fee agreement the Company reimburses its Parent for certain allocated and direct expenses, e.g., rent, office expenses, and market data fees incurred by the Parent on behalf of the Company, at cost plus a 10% mark-up.

All officers and employees of the Company are employed by the Parent and covered under the Parent's stock option plans ("Plans"). Costs for the applicable officers and employees of the Company are allocated under the management fee agreement. As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Parent has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related accounting interpretations for its Plans.

In April 2005, the Parent had an equity recapitalization transaction. As part of this transaction, the Parent informed and offered each existing common shareholder and each holder of vested options (exercisable for common stock) the right to submit for repurchase by the Parent up to thirty-percent of each holder's respective common stock holdings (including shares represented by vested options) at a price in excess of the estimated fair market value of the Parent's common stock at the time.

Among those who accepted the Parent's offer and elected to have shares repurchased were certain employees of the Company who were holders of vested options and exercised such options for issuance of common stock. Subsequently, their shares were repurchased by the Parent at the stated repurchase price. The Company has accounted for the repurchase of these shares issued upon option exercise under FASB Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). No cash was paid by the option holder to acquire the shares as the Parent paid the difference between the stated repurchase price and the amount that would have been paid by the option holder to acquire the shares. This amount has been credited to additional paid-in capital.

In November 2005, an employee of the Company exercised stock options of the Parent and subsequently sold these shares to a principal shareholder of the Parent. The Company has accounted for the repurchase of these shares issued upon option exercise under APB 25. The principal shareholder paid the Parent the exercise price on behalf of the option holder.

6. Recent accounting developments

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment", which revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS No. 123R requires that stock options be accounted for at fair value and focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for accounting for transactions in which an entity obtains goods or services in share-based transactions. The Company will adopt SFAS No. 123R on January 1, 2006, and anticipates that the impact of the adoption of SFAS No. 123R may be material.

7. Subsequent Event

At December 31, 2005, the Company does anticipate making dividend payments to its Parent within the next six months.